UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Public Company of Authorized Capital

CNPJ/MF: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON MAY 27, 2021.

1	DATE, TIME AND PLACE: Held on May 27, 2021, at 2:00 p.m., at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

2	CALL NOTICE AND ATTENDENCE: Due to the presence of shareholders at the Ordinary General Meeting representing 32,09% and at the Extraordinary General Meeting representing 32,39% of the Company share capital, all entitled to vote, as indicated by the records of ballot of remote vote and signatures in the Company's shareholders' attendance book, all duly summoned pursuant to the article 124 Law 6.404/1976 (“Corporate Law”). Also, the presence of Mrs. Ezequiel Rodriquez Padilla, representing Ernst & Young Auditores Independentes S.S., independent audit company of the Company, and the Director Vice-President of Finance and Investor Relations Mr. Antonio Ramatis Fernandes Rodrigues, the members of the Fiscal Council Mr. Flavio Cesar Maia Luz, Marcelo Moraes Amaral and Arthur Henrique da Silva Alcântara Bezerra.

3	PRESIDING BOARD: Nercio José Monteiro Fernandes Vitta – as chairman; and Ana Paula Frigo – Secretary.

4	PUBLICATIONS: (a) Financial statements for the fiscal year ended December 31, 2020, to know:: Balance Sheet; Statement of Results for the Fiscal Year; Statement of Changes to the Net Worth; Statement of the Cash Flow; and Statement of Value Added with the Explanatory Notes, the Management Report, the Opinion of the Fiscal Council and the Opinion of the Independent Auditors notes published on April, 23, 2021, of the State of São Paulo and in the newspaper O Estado de São Paulo (pages 44 to 53 and 1 to 5, respectively); (b) Call notices published in the issues of April 27, 2021, April 28, 2021 and April 29, 2021 in the Official Gazette of the State of São Paulo (pages 115, 179 and 190, respectively) and days 27 April 2021, April 28, 2021 and April 29, 2021 of the newspaper O Estado de São Paulo (pages B7, B8 and B6, respectively).
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5	INITIAL CLARIFICATIONS: The Assembly was held exclusively in digital form, through the Microsoft Teams platform. The exercise of the right to vote was also allowed by sending the ballot paper at a distance, under the terms of ICVM 481. The Meeting complied with the requirements of ICVM 481, including its full recording, as provided for in article 21- C, § 1, II, of ICVM 481, and the Bureau gave general guidelines on the operation of the electronic participation system and the conduction of the Meeting to shareholders, in order to organize and facilitate the progress of the work.

Pursuant to the Notice to Shareholders released by the Company on May 6, 2021, the subject of item (a) (iii) of the Call Notice for the Meeting remained impaired and was not subject to resolution at the Meeting.

6	DOCUMENTS AVAILABILITY: the documents pertinent to the matters covered by the Meeting's Agenda, including the Management Proposal and other documents required by ICVM 481, were made available to shareholders at the Company's headquarters and posted on the Company's, CVM and of B3 SA - Brasil, Bolsa, Balcão (“B3”).
7	MINUTES IN SUMMARY FORM: authorized, by unanimous vote, the drawing up of these minutes in summary form and their publication without the signatures of the shareholders, pursuant to article 130, paragraphs 1 and 2, of the Brazilian Corporate Law.
8	READING OF DOCUMENTS: reading of documents related to the Order of the Day, as well as of the Consolidated Synthetic Voting Map released to the market, as provided for in Article 21-W, § 4, of ICVM 481, was dispensed with, since these documents are of the entire knowledge of the Shareholders present.
9	AGENDA: (i) At Ordinary General Meeting: (a) Assessment of the management accounts, examination, discussion and voting of the financial statements for the fiscal year ended December 31, 2020: Balance Sheet; Statement of Results for the Fiscal Year; Statement of Changes to the Net Worth; Statement of the Cash Flow; and Statement of Value Added with the Explanatory Notes, the Management Report, the Opinion of the Fiscal Council and the Opinion of the Independent Auditors; and (b) Deliberation on the proposal for allocating the net profits registered in the fiscal year ended on December 31, 2020, with the partial use of the profit reserves to absorb the loss verified in the year. (ii) At Extraordinary Meeting: approve the granting of up to 75,000 (seventy-five thousand) deferred shares of Linx, within the scope of the Company's Deferred Stock Plan, to the Company's Independent Directors, in compensation for the extraordinary work they performed under the operation contracted with STNE Participações SA and the evaluation of the competing business combination proposal in the period from August to November 2020.
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10	RESOLUTIONS: After discussion and review of the Agenda, the shareholders present at the Meeting decide:

10.1	10.1. At Ordinary General Meeting:
10.1.1	by majority of votes, with due abstentions, including abstentions of those legally impeded from voting, with 19,745,471 votes in favor, 100,101 against and 36,648,874 abstentions registered, approve the management accounts and the financial statements for the fiscal year ended December 31, 2020: Balance Sheet; Statement of Results for the Fiscal Year; Statement of Changes to the Net Worth; Statement of the Cash Flow; and Statement of Value Added with the explanatory notes, the Management Report, the opinion of the Fiscal Council and the opinion of the Independent Auditors. It should be noted that the management accounts were approved, by unanimous vote and without any reservations, with due abstentions from those legally prevented from voting;

10.1.2	the determination of losses by the Company was recorded in the fiscal year ended on December 31, 2020, in the amount of R $ 80,073,283.00 (eighty million seventy-three thousand two hundred eighty-three reais), included in the statements financial statements for the fiscal year ended December 31, 2020. Thus, by majority vote, 23,366,275 favorable votes were recorded, 101 contrary votes and 33,128,070 abstentions, the absorption of the full amount of the loss verified in the year was approved ended December 31, 2020 through the Company's Profit Reserves, as shown in the Statement of Shareholders' Equity of the financial statements for the fiscal year ended December 31, 2020, with a balance of R $ 204,208,029.92 (two hundred and four million, two hundred and eight thousand, twenty-nine reais and ninety-two cents) on December 31, 2020 to R $ 124,134,450.46 (one hundred and twenty-four million one hundred and thirty-four thousand four fifty-five reais and forty-six cents).
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10.1.3	the request for the installation of the Fiscal Council by shareholders holding shares representing more than 2% (two percent) of the total share capital of the Company was registered by the Bureau, pursuant to CVM Instruction No. 324, of January 19 2000.
10.1.4	by unanimous vote of those present, having registered 21,598,508 favorable votes and 14,176,185 abstentions, the shareholders meeting at the Meeting approved the election of the members of the Company's Fiscal Council, all with a mandate until the 2022 Annual General Meeting to approve the accounts for the fiscal year to end on December 31, 2021, subject to the statements submitted by the candidates, considering that article 162 and its paragraphs of the Brazilian Corporation Law and art. 10 of ICVM 481, as follows:
1.	Effective Members
(i)	Flavio Cesar Maia Luz, brazilian citizen, married, engennier, holder of the identity card RG no. 3.928.435-9, SSP/SP and enrolled in the Individual Taxpayers Register (CPF/MF) under no. 636.622.138-34 domiciled in the City of São Paulo, State of São Paulo, with business address in the City of São Paulo, State of São Paulo at Av. Brigadeiro Faria Lima, 3729, 5o. andar.
(ii)	Marcelo Amaral Moraes, brazilian citizen, divorced, bachelor of economics, holder of the identity card RG no. 07.178.889-7 IFP/RJ and enrolled in the Individual Taxpayers Register (CPF/MF) under no. 929.390.077-72 domiciled in the City of São Paulo, State of São Paulo, with business address in the City of São Paulo, State of São Paulo at Rua Tuim, nº 465, apto. 41, Moema.
(iii)	Arthur Henrique da Silva Alcântara Bezerra, brazilian citizen, married, administrator, holder of the identity card RG no. 916.472 (SSP- ES) and enrolled in the Individual Taxpayers Register (CPF/MF) under no. 005.118.087-12 domiciled in the City of São Paulo, State of São Paulo, with business address in the City of São Paulo, State of São Paulo at Rua Pelotas, 541, Apto 101, CEP: 04012-002.

2. Alternates Members

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(i)	Sergio Tuffy Sayeg, brazilian citizen, married, administrator, holder of the identity card RG no. 4.965.895-5 SSP/SP and enrolled in the Individual Taxpayers Register (CPF/MF) under no. 935.221.858-20domiciled in the City of São Paulo, State of São Paulo, with business address in the City of São Paulo, State of São Paulo at Rua Jacques Félix, nº 685, apto 181, Vila Nova Conceição, CEP 04509-002.
(ii)	João Odair Brunozi, brazilian citizen, married, administrator, holder of the identity card RG no. 5.996.145-4 and enrolled in the Individual Taxpayers Register (CPF/MF) under no. 511.947.168-49 domiciled in the City of São Paulo, State of São Paulo, with business address in the City of Santana do Parnaíba, State of São Paulo at Alameda Nhambiquaras, 225 - Alphaville Residencial 10, CEP 06540-085.
(iii)	Ademir José Scarpin, brazillian, contador, holder of the identity card RG nº 4.958.308-6, and enrolled in the Individual Taxpayers Register CPF/ME under nº 479.407.518-91, domiciled in the City of São Paulo, State of São Paulo, at Rua Iguatemi, nº 252, 9º andar, conjunto 93.

The members of the Fiscal Council of the Company now elected will take office on this date, upon signing the terms of office, having complied with the applicable legal formalities, including those related to the presentation of declarations and other necessary documents, for the purposes of article 147 and paragraphs of Brazilian Corporation Law It was also approved, by unanimous vote of those present, 21,598,508 favorable votes and 14,176,185 abstentions were recorded, to establish the global remuneration of the members of the Fiscal Council, for each member in office, in an amount equal to or greater 10% (ten percent), on average, of the remuneration attributed to the Company's Officers, not counting benefits, representation fees and profit sharing, pursuant to paragraph 3 of article 162 of the Brazilian Corporation Law.

10.2	At Extraordinary General Meeting: by majority vote, with 22,084,965 votes in favor, 23,409,934 against and 11,529,610 abstentions, rejecting the grant of up to 75,000 (seventy-five thousand) deferred shares of Linx, within the scope of the Deferred Shares Plan of To the Company, to Messrs. João Cox Neto and Roger de Barbosa Ingold, Independent Directors of the Company during the fiscal year 2020, in compensation for the extraordinary work they performed in the scope of the operation contracted with STNE Participações SA and the evaluation of the competing combination proposal from August to November 2020.
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11	CLOSING: There being no further business to discuss, the term was offered to those who wished to make use of it and, in the absence of any manifestation, the meeting was adjourned for the time necessary to draw up these minutes, in summary form, and the publication with omission of the shareholders' signatures was authorized, pursuant to Article 130, paragraphs 1 and 2, of the Corporate Law. These minutes were drawn up, read and approved

12	signature: Presiding Board: Nercio José Monteiro Fernandes– as chairman; e Ana Paula Frigo – as secretary. Attending Shareholder:

São Paulo, May 27, 2021.

Board:

Nercio José Monteiro Fernandes Chairman	Ana Paula Frigo Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer